Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8000 | fax 202.663.8007

Qixiang Sun
tel 202.663.8349
qixiang.sun@pillsburylaw.com

January 21, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Stacie Gorman

Re:	China Oumei Real Estate Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed December 13, 2010 (File No. 333-166658)

Dear Ms. Gorman:

Per our telephone conversation on January 20, 2011, on behalf of China Oumei Real Estate Inc. (the “Company”), we are submitting the Company’s proposed changes to the risk factor relating its acquisition of Chinese subsidiaries and the relevant disclosure of Chinese government regulations in Amendment No. 7 to Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, I included below a redline version of the draft to show these changes.

1. Risk Factor relating to the Company’s acquisition of Oumei (page 15 of the Registration Statement)

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors which were further amended by PRC Ministry of Commerce, or MOFCOM, on June 22, 2009, or the 2006 M&A Rule. Among other things, the 2006 M&A Rule regulates “Round-trip Investments,” defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). See “Business – PRC Government Regulations – Mergers and Acquisitions” for a detailed discussion of the 2006 M&A Rule.

Leewell acquired Oumei ~~was acquired~~ in 2007 from Mr. Weiqing Zhang and Ms. Xiaoyan Cheng. At the time of the acquisition, ~~by~~ Leewell~~, which~~ was ~~then~~ owned and controlled by Mr. Li Zhou, a citizen of the Commonwealth of Australia, who was acting. ~~Mr. Zhou acted~~

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January 21, 2011

as a nominee for~~of~~ Mr. ~~Weiqing~~ Zhang and Ms. ~~Xiaoyan~~ Cheng~~., the daughter of Mr. Antoine Cheng. Mr. Cheng was a PRC citizen at the time but became a Philippine citizen after the acquisition.~~ The ~~acquisition was approved by the local counterpart of the MOFCOM. Mr. Zhou also founded Longhai Holdings, a BVI company. In September 2009, ownership of Longhai Holdings was transferred to Mr. Cheng (now a citizen of the Philippines), who became our Chairman. After Mr. Cheng acquired ownership of Longhai Holdings, Longhai Holdings acquired all of Mr. Zhou’s equity interest in Leewell. The~~ PRC ~~regulatory~~ authorities could ~~may~~  take the position~~view~~ that this transaction therefore constituted a “Round-Trip Investment” requiring the prior ~~these transactions required the~~ approval of the central office of MOFCOM in Beijing ~~because Mr. Zhou was acting as a nominee for Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, two PRC citizens, and avoiding compliance with the 2006 M&A Rule through the use of a nominee arrangement, trust or similar means~~, which we ~~is prohibited. We~~ did not ~~seek or~~ obtain ~~that approval because we believed that Mr. Zhou’s role in the transaction was only transient and that the ultimate substance of the transaction was the acquisition of Oumei by Mr. Cheng, our Chairman, who is no longer a PRC citizen. In other words, the acquisition of Oumei and the Share Exchange Agreement were part of an overall series of arrangements that were designed to result in Mr. Cheng becoming a majority owner and effective controlling party of a foreign entity that acquired ownership of our Chinese subsidiaries~~. If the PRC ~~regulatory~~ authorities take this position, they could ~~the view that we should have obtained the approval of the central office of MOFCOM in Beijing, we cannot assure you that we will be able to obtain that approval after the fact and we believe that it would be very difficult to do so. It is possible that if that approval is required and has not been granted eventually, PRC regulatory authorities could~~ invalidate our acquisition and ownership of our Chinese subsidiaries. If this were to happen, we would replace our ownership structure of Oumei with a series of contractual arrangements which would give us control over, and the economic benefit of, the operations of our Chinese subsidiaries. These arrangements are described more fully under “Business – PRC Government Regulations – Merger and Acquisition.”

Additionally, the PRC regulatory authorities may take the view that these transactions require the prior approval of the China Securities Regulatory Commission, or CSRC, before MOFCOM approval is obtained. If we cannot obtain MOFCOM or CSRC approval if required by the PRC regulatory authorities to do so, the PRC regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

2. Business – PRC Government Regulations – Mergers and Acquisitions (page 71 of the Registration Statement)

Mergers and Acquisitions

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As we stated under "Risk factors—Risks Related to Doing Business in China—Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval," Leewell acquired Oumei ~~was acquired~~ in 2007 from Mr. Weiqing Zhang and Ms. Xiaoyan Cheng. Prior to the acquisition,~~by~~ Leewell~~, which~~ was ~~then~~ owned and controlled by Mr. Li Zhou, an Australian citizen. Mr. Zhou acted as a nominee for~~of~~ Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, the daughter of Mr. Antoine Cheng. Mr. Cheng was a PRC citizen at the time, but has since become a Philippine citizen. The acquisition was approved by the local counterpart of the MOFCOM. Mr. Zhou also founded Longhai Holdings, a BVI company. In September 2009, ownership of Longhai Holdings was transferred to Mr. Cheng. After Mr. Cheng acquired ownership of Longhai Holdings, Longhai Holdings acquired all of Mr. Zhou’s equity interest in Leewell. We did not seek or obtain the approval from the central office of MOFCOM in Beijing because we believed that Mr. Zhou’s role in the transaction was only transient and that the ultimate substance of the transaction was the acquisition of Oumei by Mr. Cheng, our Chairman, who is no longer a PRC citizen. As a foreign citizen, Mr. Cheng’s ultimate ownership of Oumei is not prohibited by the 2006 M&A Rule. Although Mr. Zhou did not deliberately avoid compliance with the 2006 M&A Rule and believed in good faith that, given the transient nature of his ownership interest, no legal issue arose under the 2006 M&A Rule, the PRC regulatory authorities may still take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for Mr. Zhang and Ms. Cheng, two PRC citizens, and avoided~~avoiding~~ compliance with the 2006 M&A Rule (i.e., failure to obtain the approval of the central office of MOFCOM in Beijing as opposed to MOFCOM’s local office) through the use of a nominee arrangement, trust or similar means, which is prohibited. In other words, the PRC regulatory authorities may believe that, notwithstanding the transient nature of Mr. Zhou’s ownership, these transactions and the reverse acquisition of Leewell~~Share Exchange Agreement~~ are part of an overall series of arrangements which constitute a Round-trip Investment and as a result, these transactions may be deemed invalid by the PRC regulatory authorities.

If this were to take place, we would replace our ownership of Oumei with a series of contractual arrangements, which we refer to as the Contractual Arrangements. On January 21, 2010, Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, or the Oumei Shareholders, entered into an agreement with Leewell that requires them to enter into the Contractual Arrangements if the PRC regulatory authorities invalidate the acquisition of Oumei by Leewell. The Contractual Arrangements would be implemented by first transferring ownership of Oumei from Leewell to the ~~prior shareholders of Oumei, or the~~ Oumei Shareholders, if that had not already occurred by regulatory action. We would then establish a new wholly-owned subsidiary in China, referred to as a wholly foreign-owned enterprise~~,~~ or ~~the~~ WFOE. The WFOE would enter into a series of agreements with Oumei and the Oumei Shareholders, including an exclusive management, technical and consulting services agreement, an equity pledge agreement, an equity purchase option agreement and a power of attorney. Taken together, these agreements would give the WFOE complete control over and all of all the economic benefits of the operations of Oumei and its subsidiaries, or collectively, the Operating Entities. These agreements are described in more detail in the following paragraphs.

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January 21, 2011

Under the exclusive management, technical and consulting services agreement, or the Service Agreement, our WFOE would act as the exclusive provider of a comprehensive set of services to ~~Oumei and its subsidiaries, or collectively,~~ the Operating Entities, in exchange for the payment by the Operating Entities of service fees in an amount equal to up to the entire pre-tax profits of the Operating Entities. Oumei would agree to accept the corporate policy advice and guidance provided by the WFOE on Oumei’s daily operations, financial management and employment issues.

Under the equity pledge agreement, the Oumei Shareholders would pledge all of their equity interests in Oumei to the WFOE as collateral security for the WFOE’s collection of the consulting and service fees under the Service Agreement. During the term of the equity pledge agreement, the Oumei Shareholders would agree that without the WFOE’s prior written consent, they would not transfer any equity interest, create or permit to exist any pledge that may damage the WFOE’s rights or interests in the pledged equity interests, or cause Oumei’s meeting of shareholders ~~stockholders~~ or board of directors to pass any resolutions about the sale, transfer, pledge or other disposal of the lawful right to derive income from any equity interest in Oumei or about the permission of the creation of any other security interests thereon. The term of this agreement would be the same as the term of the Service Agreement. If the term of the Service Agreement is renewed, the term of this agreement will extend accordingly.

Under the equity purchase option agreement, the Oumei Shareholders would irrevocably, unconditionally and exclusively grant the WFOE a purchase option whereby, to the extent permitted under Chinese law, the WFOE would have the right to request the Oumei Shareholders to transfer to it or its designated entity or person, the total equity interests held by them in Oumei. The WFOE would have sole discretion to decide the specific time, method and number of the exercise of the purchase option. At the time of each exercise of the purchase option by the WFOE, the total consideration to be paid to the Oumei Shareholders~~shareholders of Oumei~~ would be the book value of Oumei.~~lowest price permitted under PRC laws.~~ The equity purchase option agreement would have the same term as the Service Agreement. In connection with the equity purchase option agreement, each Oumei Shareholder would execute a power of attorney, which would grant the WFOE a power to exercise on his or her behalf all voting rights as a shareholder at the shareholders’ meetings of Oumei that have been given to him or her by law and by the Articles of Association of Oumei.

Through these agreements, we would receive all or substantially all of the pre-tax profits of the Operating Entities and have substantial if not complete control over their daily operations and financial affairs, election of senior executives and all matters requiring shareholder approval. Furthermore, we believe the Contractual Arrangements would satisfy the requirements of Section 210.3A-02 of Regulation S-X for consolidation of the Operating Entities’ financial results with ours under U.S. GAAP.

Further to our conversation, we are enclosing a copy of the executed agreement referred to in item 2.

We appreciate that you are willing to take the time to review the forgoing responses before the Company files a new amendment to the Registration Statement on EDGAR to reflect

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January 21, 2011

these changes. Please feel free to contact me at 202.663.8349 if you would like to discuss the foregoing responses or any other matters.

Sincerely,

/s/ Qixiang Sun
Qixiang Sun
Associate

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Leewell Investment Group Limited
Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road, Qingdao 266000
People’s Republic of China

January 21, 2011

Weiqing Zhang
Xiaoyan Cheng
Floor 28, Block C
Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People’s Republic of China

Re:       Agreement to Enter into Contractual Arrangements

Mr. Zhang and Ms. Cheng:

We refer to the separate Share Purchase Agreements, dated September 5, 2007, between you and us, pursuant to which we acquired all of your shares of Qingdao Oumei Real Estate Development Co., Ltd. (“Oumei”) for an aggregate purchase price of RMB 97,010,000 (the “Acquisition”).

As you are aware, at the time of the Acquisition, we were owned and controlled by Mr. Li Zhou, an Australian citizen, who acted as a nominee for you. Mr. Zhou also founded Longhai Holdings Company Limited (“Longhai Holdings”). In September 2009, ownership of Longhai Holdings was transferred to Mr. Antoine Cheng, who was a PRC citizen at the time of the Acquisition, but became a Philippine citizen prior to his acquisition of Longhai Holdings. After Mr. Cheng acquired ownership of Longhai Holdings, Longhai Holdings acquired all of our equity interest owned by Mr. Zhou.

The Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “2006 M&A Rule”), promulgated by six PRC regularity authorities on August 8, 2006 and further amended by PRC Ministry of Commerce (“MOFCOM”) on June 22, 2009, among other things regulates “Round-trip Investments,” defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s).

The PRC authorities could take the position that the transactions described above constituted a “Round-Trip Investment” requiring the prior approval of the central office of MOFCOM in Beijing, which we did not obtain. Although the Acquisition was approved by the local counterpart of MOFCOM, we did not seek or obtain the approval of the transactions from the central office of MOFCOM in Beijing because we believed that Mr. Zhou’s role in these transactions was only transient and that the ultimate substance of these transactions was the acquisition of Oumei by Mr. Cheng, who is no longer a PRC citizen. As a foreign citizen, Mr. Cheng’s ultimate ownership of Oumei is not prohibited by the 2006 M&A Rule. However, the PRC regulatory authorities may still take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for you, two PRC citizens, and avoided compliance with the 2006 M&A Rule through the use of a nominee arrangement, trust or similar means, which is prohibited. As a result, these transactions may be deemed invalid by the PRC regulatory authorities.

If the PRC regulatory authorities invalidate the Acquisition, we propose to take the following actions: first, we would unwind the Acquisition by transferring ownership of Oumei from us to you, if that has not already occurred by regulatory action; second, we would establish a new wholly-owned subsidiary in China, referred to as a wholly foreign-owned enterprise (the “WFOE”); and third, we would have the WFOE enter into a series of contractual arrangements (the “Contractual Arrangements”) with you, which would give us control over, and the economic benefit of, the operations of Oumei and its subsidiaries. The Contractual Arrangements would include an exclusive management, technical and consulting services agreement, an equity pledge agreement, an equity purchase option agreement and a power of attorney, all on terms satisfactory to us.

Please confirm by executing a copy of this letter in the space provided below and returning it to us that, in the event that the PRC regulatory authorities invalidate the Acquisition, you hereby agree to the above proposal and that you will enter into the Contractual Arrangements in form and substance satisfactory to us.

Very truly yours,

LEEWELL INVESTMENT GROUP LIMITED

By: /s/ Antoine Cheng
Name: Antoine Cheng
Title: Director

Agreed to and Accepted as of this 21st day of January, 2011:

/s/ Weiqing Zhang
Weiqing Zhang

/s/ Xiaoyan Cheng
Xiaoyan Cheng